FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                                              No          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                              No          X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                              No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

Item

New dividend proposal and Call for Regular and Special Shareholders Meeting held on April 26, 2016

Buenos Aires, March 9, 2016

    Securities and Exchange Commission

Relevant Information: New dividend proposal and Call for Regular and Special Shareholders Meeting held on April 26, 2016.

In my capacity as Market Relations Authority, I inform you that the Board of Directors during its meeting held today, amended the proposal on dividend distribution previously approved at its former meeting on February 10, 2016, increasing the amount to be distributed as dividends from AR$ 230,000,000 to AR$ 900,000,000, and therefore decided to reduce the amount to be allocated in the voluntary reserve for future dividend distribution from AR$ 2,797,589,946.35 to AR$ 2,127,589,946.35.

The new proposal is based on a reinterpretation of the current regulations of the Central Bank, and provides for a favorable evolution of the Banks equity, enabling the development and business growth and maintaining solid liquidity and solvency standards, and is part of the company´s dividend policy.

Therefore, due to the Central Bank´s requirement regarding the prior notification of the proposal, 30 business days in advance from the corresponding Shareholders Meeting, the Board has decided to:

1)	Modify the relevant sections of the Annual Report and Financial Statements, in order to include the new dividend and reserve proposal.

2)

To cancel the call for Regular and Special Shareholders Annual Meeting to be held on March 31, 2016, approved by the Board on February 23, 2016 and therefore the notices published in the Official Gazette and La Nación on February 29, March 1, 2, 3 and 4, 2016;

3)	Publish a Notice of Revocation of the Call addressed in point 2) in the same media and for the same term; and

4)

Convene an Regular and Special Shareholders Annual Meeting on April 26, 2016. The agenda approved only differs from the original agenda, in point 4 with respect to the dividend and special reserve proposal.

    Kind Regards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 9, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer